MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

May 9, 2012

VIA EDGAR

Ms. Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mainstay Funds Trust (“Registrant”) (File No. 333-160918 and File No. 811-22321)
Post-Effective Amendment No. 13 the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. Cole:

I am writing in response to comments you provided to me on April 10, 2012, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission on February 22, 2012, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to register Investor Class, Class A, Class C and Class I shares of MainStay New York Tax Free Opportunities Fund (f/k/a MainStay New York Tax Free Bond Fund), a new series of the Registrant. Please note that at a meeting of the Board of Trustees (“Board”) of the Registrant that was held on April 4, 2012, the Board approved a change to the name of MainStay New York Tax Free Bond Fund to MainStay New York Tax Free Opportunities Fund. There were no changes to the Fund’s principal investment strategies or risks as a result of the name change. On behalf of the Registrant, your comments and responses thereto are provided below.

Comment 1: You asked that we include the 1% contingent deferred sales charge referred to in Footnote 1 in the “Fees and Expenses” table.

Response: The 1% contingent deferred sales charge is only imposed on certain redemptions made within one year of the date of purchase on shares that were purchased without an initial sales charge. In this regard, the Registrant believes that including this charge in the “Fees and Expenses” table would be misleading to shareholders. For these reasons, the Registrant respectfully declines to make the proposed change.

Comment 2: With respect to the “Fees and Expenses” table, please include a line item for “acquired fund fees and expenses,” if applicable.

Response: “Acquired fund fees and expenses” are estimated to be less than 0.01% for the Fund’s initial fiscal year. Therefore, an “acquired fund fees and expenses” line item is not included.

Comment 3: In the “Principal Investment Strategies” section, please provide a better explanation concerning the Fund’s investment strategy to invest in municipal bonds that have a maturity of five years or longer. Consider adding disclosure concerning average maturity of bonds purchased by the Fund

Response: The Registrant believes that the disclosure concerning the Fund’s maturity strategy meets the requirements of Item 4(a) of Form N-1A. Item 4(a) requires that a fund, “[b]ased on the information given in response to Item 9(b), summarize how the fund intends to achieve its investment objectives by identifying the fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Registrant believes that the Fund’s disclosure that it will “generally invest in municipal bonds that have a maturity of five years or longer at the time of purchase” meets the requirements of Form N-1A. For this reason, the Registrant respectfully declines to make the proposed change.

Comment 4: Please confirm supplementally that under normal conditions, the Fund will invest in municipal bonds, whose interests is, in the opinion of bond counsel for the issuers at the time of issuance, exempt from federal and New York income taxes to meet the 80% test, and will not utilize municipal bonds issued by other states for purposes of the 80% test.

Response: The Registrant confirms that under normal conditions, the Fund will use municipal bonds, whose interests is, in the opinion of bond counsel for the issuers at the time of issuance, exempt from federal and New York income taxes to meet the 80% test, and will not utilize municipal bonds whose interests is exempt from the income taxes of other states for purposes of the 80% test.

Comment 5: Please review the Fund’s principal strategies and principal risk disclosures concerning derivatives to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that a Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Registrant has reviewed the Fund’s principal strategies and principal risk disclosures with respect to derivative instruments. In this regard, the Registrant believes that the disclosure is not too generic or standardized, and that it describes the actual derivative instruments that the Fund intends to use to achieve its investment objective and the associated principal risks.

Comment 6: In the “More About Investment Strategies and Risks” section, why are the risks associated with Closed-End Funds disclosed, if there are no expenses related to “acquired fund fees and expenses” disclosed in the “Fees and Expenses” table. Please remove if applicable.

Response: The Registrant has revised the disclosure consistent with this comment by removing the disclosure concerning Closed-End Funds in the “More About Investment Strategies and Risks” section.

Comment 7: In the “More About Investment Strategies and Risks” section, with respect to the disclosure concerning the Fund’s 80% policy in the “Investment Policies and Objectives” subsection, please remove the reference that “[i]n addition, in appropriate circumstances synthetic investments may count toward the 80% minimum if they have economic characteristics similar to the other investments included in the basket.”

Response: The Registrant has revised the disclosure consistent with this comment.

Comment 8: Please confirm supplementally that if the Fund intends to write credit default swaps it will cover such swaps at their full notional value.

Response: The Registrant confirms that if the Fund writes a credit default swap it will cover the swap at its full notional value for purposes of the Investment Company Act of 1940, as amended.

* * *

The Fund believes that the foregoing responses, together with changes being made to the prospectus, adequately address all of your comments. If you have any questions regarding this response or require additional information, please do not hesitate to contact me at (973) 394-4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

cc:	J. Kevin Gao
Sander M. Bieber